

Mail Stop 3561

October 7, 2015

Alessandro Gili
Chief Financial Officer
New Business Netherlands N.V.
Via Abetone Inferiore n. 4
1-41053 Maranello (MO)
Italy

> **Re:** **New Business Netherlands N.V.**
> **Registration Statement on Form F-1**
> **Response dated October 2, 2015**
> **File No. 333-205804**

Dear Mr. Gili:

We have reviewed your response dated October 2, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2015 letter.

General

1. We are considering your response to prior comment 1 in our letter dated September 15, 2015, and may have further comment.

Exhibit 5.1

2. Please have counsel provide a legality opinion regarding the special voting shares.

3. We note your response to prior comment 8. The assumptions set forth in Sections 2.3, 2.4 and 3.1 of Schedule 2, and the qualification set forth in Section 3.2 of Schedule 3, do not appear to be appropriate regarding the registrant. To the extent that such items relate to questions of fact, please tell us why counsel would not rely on a certificate from the registrant's management regarding such items.

4. Please tell us why Section 2 of Schedule 3 is necessary and appropriate.

You may contact Claire Erlanger at (202) 551-3301 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Scott Miller
        Sullivan & Cromwell LLP